ENTERTAINMENT GAMING ASIA INC.

Unit 3705, 37th Floor, The Centrium,

60 Wyndham Street, Central, Hong Kong

September 11, 2012

Via Edgar

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, DC 20549

Re:	Entertainment Gaming Asia Inc. Form 10-K for the Year Ended December 31, 2011 File No. 1-32161

Dear Mr. Decker:

On behalf of Entertainment Gaming Asia Inc., a Nevada corporation (the “Company”), and in response to the oral comment provided by Nudrat Salik of the Commission staff, we are providing you with this letter. The Company hereby confirms the representations made in the letter dated August 9, 2012 from our counsel, Daniel Donahue of Greenberg Traurig, LLP, to you in response to the staff’s comment letter to Andy Tsui, Chief Accounting Officer of the Company, dated August 2, 2012. The Company would also like to acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mr. Donahue at (949) 732-6557 with any questions concerning this letter.

Very truly yours,

/s/ Clarence Chung,

Chief Executive Officer

cc:	Greenberg Traurig, LLP.
Ernst & Young (Hong Kong)